Exhibit 99.1
Aeterna Zentaris

Aeterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Québec (Québec) Canada G1P 4P5 T 418-652-8525
www.aezsinc.com

Press Release
For immediate release

Aeterna Zentaris Reports Second Quarter 2013 Financial and Operating Results

All amounts are in U.S. dollars (unless otherwise noted)
Quebec City, Canada, August 8, 2013 - Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the "Company"), a specialty biopharmaceutical company engaged in developing novel treatments in oncology and endocrinology, today reported financial and operating results as at and for the second quarter ended June 30, 2013.
Key Highlights
Appointment of New President and CEO

•
David Dodd was appointed President and Chief Executive Officer of the Company, as well as to its Board of Directors. Mr. Dodd's executive management experience in the pharmaceutical and biotechnology industries spans more than 35 years. Before joining the Company, he was President, CEO and Chairman of BioReliance Corporation, a leading provider of biological safety and related testing services. During his six-year tenure as President, CEO and Director of Serologicals Corporation, the market value of that company increased from $85 million to an all-cash sale to Millipore Corporation for $1.5 billion. That successful transformation followed his five-year term as President and CEO of Solvay Pharmaceuticals, Inc. and as Chairman of its subsidiary Unimed Pharmaceuticals, Inc. Mr. Dodd also held various senior management positions at Wyeth-Ayerst Laboratories, the Mead Johnson Laboratories Division at Bristol-Myers Squibb, and Abbott Laboratories. Mr. Dodd holds a Master's degree from Georgia State University, and completed the Harvard Business School of Advanced Management Program.

Zoptarelin Doxorubicin (AEZS-108)

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Co-development and revenue sharing agreement signed with Ergomed Clinical Research Ltd. ("Ergomed") as the contract clinical development organization for the ongoing Phase 3 "ZoptEC" (Zoptarelin doxorubicin in Endometrial Cancer) trial in women with endometrial cancer resistant to platinum/taxane-based chemotherapy. Ergomed will assume 30% (up to $10 million) of the clinical and regulatory costs for this trial, which are estimated at approximately $30 million over the course of the study. Ergomed will be entitled to receive an agreed upon single-digit percentage of any net income received by the Company for zoptarelin doxorubicin (AEZS-108) in this indication, up to a specified maximum amount. This is an open-label, randomized, multicenter trial to be conducted in North America, Europe and other territories, under a Special Protocol Assessment ("SPA"). The trial will compare zoptarelin doxorubicin (AEZS-108) with doxorubicin as second line therapy for locally-advanced, recurrent or metastatic endometrial cancer. The trial will involve approximately 500 patients and the primary efficacy endpoint is improvement in median Overall Survival.

•	Subsequent to quarter-end, the Company announced the initiation of patient-dosing in the ZoptEC trial.

Aeterna Zentaris

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Encouraging final data for the Phase 1 portion of the ongoing Phase 1/2 trial in men with castration- and taxane‑resistant prostate cancer with zoptarelin doxorubicin (AEZS-108) were presented at the American Society of Clinical Oncology Annual Meeting in Chicago. In general, zoptarelin doxorubicin (AEZS-108) was well tolerated and demonstrated promising evidence of its anti-tumor activity in this heavily pretreated population. Among the 15 evaluable patients with measurable disease, 10 achieved stable disease and a drop in PSA was noted in 3 patients. The maximum tolerated dose ("MTD") of zoptarelin doxorubicin (AEZS-108) in this indication was established at 210 mg/m2, which is below the MTD reported in women with refractory endometrial and ovarian cancer. The Phase 2 portion of this trial in prostate cancer is ongoing.

Macimorelin Acetate (AEZS-130)

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Ongoing preparation of a New Drug Application ("NDA") submission to the United States Food and Drug Administration for macimorelin acetate (AEZS-130) as an oral diagnostic test for Adult Growth Hormone Deficiency ("AGHD"). Phase 3 data have demonstrated that the compound has the potential to become the first orally-approved diagnostic test for AGHD, with accuracy comparable to available testing procedures.

Cetrotide® Manufacturing Rights

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Binding agreements signed with various partners and licensees with respect to the manufacturing rights for Cetrotide®, currently marketed for in vitro fertilization. The principal effect of such agreements is to transfer the manufacturing rights and to grant a manufacturing license for Cetrotide® to a subsidiary of Merck KGaA of Darmstadt, Germany ("Merck Serono"), in all jurisdictions (the "Cetrotide® Transactions"). The Cetrotide® Transactions are expected to be completed on or about October 1, 2013, at which time Zentaris IVF GmbH, a direct wholly-owned subsidiary of AEZS GmbH ("AEZS Germany"), would receive a one-time payment of €2.5 million, or approximately $3.3 million, as well as certain other payments related to current assets and equipment to be transferred. In addition, AEZS Germany and Zentaris IVF GmbH also entered into a transitional services agreement with Merck Serono under which the Company will, during a 36-month period, provide various transition services to assist Merck Serono in assuming responsibility for the manufacturing of Cetrotide® in consideration for the payment of a monthly fee to Zentaris IVF GmbH throughout such period. The Company had previously monetized the royalty stream related to Cetrotide® in November 2008 in a transaction with HealthCare Royalty Partners L.P. (formerly Cowen Healthcare Royalty Partners L.P.).

"At-the-Market" Issuance Program

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On May 21, 2013, the Company entered into an "At-the-Market" ("ATM") Sales Agreement, under which it may, at its discretion, from time to time during the term of the sales agreement, sell up to a maximum of 2.5 million of its common shares through ATM issuances on the NASDAQ for aggregate gross proceeds not to exceed $4.6 million.

•	Between May 22, 2013 and June 30, 2013, the Company issued a total of 708,959 common shares under the May 2013 ATM Program for aggregate gross proceeds of $1.5 million.
Class Action Lawsuit

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The class action lawsuit filed against the Company and certain of its officers (the "Defendants") in the United States District Court for the Southern District of New York was entirely dismissed with prejudice and without leave to amend. No payment was made by any of the Defendants to the plaintiff or his counsel in connection with the lawsuit. The plaintiff did not appeal the judgment dismissing the lawsuit.

Registered Direct Offering

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On July 30, 2013, subsequent to quarter-end, the Company completed a registered direct offering of 5.2 million units, at a purchase price of $1.50 per unit, (the "Offering"), generating net proceeds of approximately $7 million. Each unit consisted of one common share and 0.5 of a warrant to purchase one common share. Each warrant is exercisable at any time after January 30, 2014 for a period of five years from the date of issuance at an exercise price of $1.85 per share. The Company intends to use the net proceeds of the Offering for the continued funding of its ongoing drug development activities, primarily for the advancement of its zoptarelin doxorubicin (AEZS-108) program, secondly for its macimorelin acetate (AEZS-130) program, as well as for general corporate purposes and working capital.

Aeterna Zentaris

Cash and cash equivalents totalled $25.3 million as at June 30, 2013, compared to $39.5 million as at December 31, 2012.
David Dodd, Aeterna Zentaris President and Chief Executive Officer, commented, "Over the past few months, we have successfully met four out of the five critical objectives that were previously outlined: (1) transfer of Cetrotide® manufacturing rights to Merck Serono; (2) initiation of patient recruitment and dosing of the first patient, as well the signed agreement with Ergomed as CRO for our very important Phase 3 ZoptEC trial in endometrial cancer; (3) successful raising of important financing in support of our ongoing operations and development programs; and (4) significant efforts related to obtaining on-the-market products that will accelerate our strategy aimed at transitioning to a revenue and cash generating company. As for the fifth objective, we are finalizing our preparation for submitting the NDA for macimorelin acetate (AEZS‑130) as the only approved oral diagnostic test for adult hormone growth deficiency. Having now completed my initial three months with the Company, I am even more confident in our ability to successfully develop Aeterna Zentaris to a position of commercial and competitive presence within our target markets."
Dennis Turpin, CPA, CA, Senior Vice President and Chief Financial Officer at Aeterna Zentaris stated, "As of June 30, 2013, including net proceeds from the recent Offering, we had a pro forma cash and cash equivalents position of $32.3 million which enables us to continue to move our key product candidates through the pipeline."
CONSOLIDATED RESULTS AS AT AND FOR THE SECOND QUARTER ENDED JUNE 30, 2013
Revenues were $30.1 million for the three-month period ended June 30, 2013, compared to $7.5 million for the same period in 2012. The increase is largely attributable to the acceleration of the recognition of previously deferred revenues received in connection with the 2008 sale of the Cetrotide® royalty stream to HealthCare Royalty Partners L.P.
R&D costs, net of refundable tax credits and grants were $5.3 million for the three-month period ended June 30, 2013, compared to $5.2 million for the same period in 2012.
Selling, general and administrative ("SG&A") expenses were $5.8 million for the three-month period ended June 30, 2013, compared to $3.6 million for the same period in 2012. The increase is mainly related to the termination benefits granted to the Company's former CEO and to the related non-cash share-based compensation costs.
Net income for the three-month period ended June 30, 2013 was $9.3 million or $0.37 per basic and diluted share, compared to $4.5 million or $0.25 per basic and diluted share for the same period in 2012. The significant increase is due largely to the significant increase in royalties revenues (non-cash), partly offset by lower net finance income (non-cash), as well as by higher SG&A.
CONFERENCE CALL
Management will be hosting a conference call for the investment community beginning at 8:30 a.m. (Eastern Time) tomorrow, Friday, August 9, 2013, to discuss the 2013 second quarter results. Individuals interested in participating in the live conference call by telephone may dial, in Canada, 514-807-9895 or 647-427-7450, outside Canada, 888-231-8191. They may also listen through the Internet at www.aezsinc.com in the "newsroom" section. A replay will be available on the Company's website for 30 days following the live event.
For reference, the Management's Discussion and Analysis ("MD&A") for the second quarter 2013 with the associated Unaudited Interim Condensed Consolidated Financial Statements can be found at www.aezsinc.com in the Investors section.
About Aeterna Zentaris
Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing novel treatments in oncology and endocrinology. The Company's pipeline encompasses compounds from drug discovery to regulatory approval. For more information, visit www.aezsinc.com.
Forward-Looking Statements
This press release contains forward-looking statements made pursuant to the safe harbour provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and

Aeterna Zentaris

timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.
Investor Relations
Ginette Beaudet Vallières
Investor Relations Coordinator
(418) 652-8525 ext. 265
gvallieres@aezsinc.com

Media Relations
Paul Burroughs
Director of Communications
(418) 652-8525 ext. 406
pburroughs@aezsinc.com

Attachment: Financial summary

Aeterna Zentaris

Interim Consolidated Statements of Comprehensive Income Information

	Three months ended June 30,		Six months ended June 30,
(in thousands, except share and per share data)	2013	2012	2013	2012
	$	$	$	$
Revenues
Sales and royalties	29,751	7,239	39,960	15,547
License fees and other	336	232	6,726	1,434
	30,087	7,471	46,686	16,981
Operating expenses
Cost of sales	9,438	6,262	18,122	13,775
Research and development costs, net of refundable tax credits and grants	5,316	5,167	9,717	10,739
Selling, general and administrative expenses	5,848	3,642	9,642	6,855
	20,602	15,071	37,481	31,369
Income (loss) from operations	9,485	(7,600)	9,205	(14,388)
Finance income	379	12,140	2,183	7,477
Finance costs	(534)	—	(172)	—
Net finance (costs) income	(155)	12,140	2,011	7,477
Net income (loss)	9,330	4,540	11,216	(6,911)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss
Foreign currency translation adjustments	(141)	52	99	(203)
Comprehensive income (loss)	9,189	4,592	11,315	(7,114)
Net income (loss) per share
Basic	0.37	0.25	0.44	(0.38)
Diluted	0.37	0.25	0.44	(0.38)
Weighted average number of shares outstanding
Basic	25,542,263	18,509,690	25,436,364	18,089,582
Diluted	25,542,263	18,509,969	25,436,385	18,089,582

Aeterna Zentaris

Interim Consolidated Statement of Financial Position Information

	As at June 30,	As at December 31,
(in thousands)	2013	2012
	$	$
Cash and cash equivalents	25,339	39,521
Trade and other receivables and other current assets	14,111	13,780
Restricted cash	816	826
Property, plant and equipment	1,611	2,147
Other non-current assets	11,034	11,391
Total assets	52,911	67,665
Payables and accrued liabilities	11,532	10,440
Current portion of deferred revenues	11,842	5,235
Current portion of long-term payable	—	30
Warrant liability	4,078	6,176
Non-financial non-current liabilities*	17,669	52,479
Total liabilities	45,121	74,360
Shareholders' equity (deficiency)	7,790	(6,695)
Total liabilities and shareholders' equity (deficiency)	52,911	67,665
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*    Comprised mainly of non-current portion of deferred revenues, employee future benefits and provision.